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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2011
WASH., D.C.
211

SEC FILE NUMBER
8 - 53493

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Five Mile Capital Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 Tresser Boulevard, 9TH Floor
(No. And Street)

Stamford	CT	06901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Gennaro J. Fulvio — (212) 490-3113
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

Grant Thornton, LLP
(Name - *if individual state last, first, middle name)*

60 Broad Street	New York	New York	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PUBLIC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Mr. Gennaro J. Fulvio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Five Mile Capital Securities, LLC., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Brian R. Bollinger
Notary Public, State of New York
No. 01BO6127461
Qualified in Nassau County
Commission Expires May 23, 2013

Notary Public

Signature

FINOP

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GrantThornton

Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306
T 212.422.1000
F 212.422.0144
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Five Mile Capital Securities LLC

We have audited the accompanying statement of financial condition of Five Mile Capital Securities LLC (the "Company") as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Five Mile Capital Securities LLC as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
February 24, 2011

FIVE MILE CAPITAL SECURITIES LLC
Statement of Financial Condition
December 31, 2010

ASSETS		
Cash	$	434,601
Receivable from broker-dealer		11,259
Other assets		9,192
Total assets	$	455,052
LIABILITIES AND MEMBER'S CAPITAL		
LIABILITIES		
Payable to Parent	$	243,718
Accrued expenses		8,389
Total liabilities		252,107
MEMBER'S CAPITAL		202,945
Total liabilities and member's capital	$	455,052

The accompanying notes are an integral part of this statement.

1. ORGANIZATION

Five Mile Capital Securities LLC (the "Company") has been organized in the State of Delaware since February 23, 2001, and registered as a broker-dealer in securities with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") since March 2002. The Company was acquired by and became a wholly owned subsidiary of Five Mile Capital Partners LLC (the "Parent") in September 25, 2003. In 2006, the Company began acting as a private placement agent for private investment funds (the "Funds") managed by its Parent (see Note 5). The Parent has agreed to provide financial support to the Company and may supply additional capital as may from time to time be required to meet both regulatory and/or business requirements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash

The Company maintains a cash deposit at a major financial institution, in excess of federal deposit insurance levels.

Receivable from Broker-Dealer

The Company introduces its customer transactions to Penson Financial Services, Inc. ("Penson"), the firm's clearing broker, with whom it has a correspondent relationship for clearance in accordance with the terms of a clearance agreement. At December 31, 2010, the receivable from broker-dealer reflected on the statement of financial condition represents the clearing deposit with Penson.

Income Taxes

The Company is recognized as a sole member limited liability company (an "LLC") by the Internal Revenue Service. As a sole member LLC, the Company is not subject to income taxes. The Company's income or loss is reportable by the members of its Parent on their tax returns.

Estimates and Indemnifications

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of financial statement and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not occurred. However, the Company expects the risk of loss to be remote.

3. RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no customer accounts, promptly transmits all customer funds, delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $202,945, which exceeded the minimum requirement of $16,807 by $176,946. The Company's ratio of aggregate indebtedness to net capital ratio was 1.30 to 1 at December 31, 2010.

Proprietary accounts held at the clearing broker ("PAIB assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker which requires, among other things, for the clearing broker to perform a computation for PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

5. FEES AND OTHER TRANSACTIONS WITH AFFILIATES

Under separate Placement Agent Agreements dated February 28, 2007, the Company acts as the private placement agent for Five Mile Capital Partners II LP ("Partners"), FMCP II Principals LP ("Principals") and Five Mile Capital Partners II (AIV) LP ("Partners AIV"), funds managed by the Parent. In accordance with the Placement Agent Agreements, the Company may offer, sell and issue interests from time to time. As stipulated in the Placement Agent Agreements with both Partners and Partners AIV, the Company earns an annual fee of 0.375% of the committed capital from each respective entity from investors introduced by the Company. The placement fee accrues on a daily basis and shall be paid by the Parent quarterly, to the Company on behalf of Partners and Partners AIV for a period of four years. The final placement fee is due to the Company on February 28, 2011. The Company does not earn a fee under the Placement Agent Agreement related to Principals. For the year ended December 31, 2010, the Company received $906,656 in fees related to these services.

In addition, under the Consulting Agreement dated July 1, 2004, as amended September 2005 (collectively referred to as the "Consulting Agreement"), the Company provided the Parent and its affiliated funds with certain fixed income market information and received a consulting fee for these services. By the terms of the Limited Waiver Agreement, dated January 18, 2007, the Company is not required to provide the services and shall not be entitled to receive consulting fees until such time as the Parent requests such information.

The Consulting Agreement was further amended by the Limited Waiver Agreement whereby the Parent will only allocate marketing and placement agent-related expenses and certain support and operational expenses incurred on behalf of the Company.

In the normal course of business, the Parent or an affiliate may pay organizational and operating expenses of the Company and be reimbursed by the Company. As of December 31, 2010, the Company owed the parent $243,718 for such expenses.

6. SUBSEQUENT EVENTS

There have been no subsequent events through the date that the Company's financial statements were available to be issue that require recognition or disclosure in such financial statements.

Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306
T 212.422.1000
F 212.422.0144
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)

To the Member of
Five Mile Capital Securities LLC

In planning and performing our audit of the financial statements of Five Mile Capital Securities LLC (the Company) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants, we considered the Company's internal control over financial reporting (internal control) as a basis for designing audit procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining effective internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute,

assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP). Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control would not necessarily identify all deficiencies in internal control that might be material weaknesses. Given these limitations, during our audit we did not identify any deficiencies in the Company's internal control, including control activities for safeguarding securities, that we consider to be material weaknesses. However, material weaknesses may exist that were not identified.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority,. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 24, 2011

Statement of Financial Condition and Report of Independent Registered Public Accounting Firm and Independent Registered Accounting Firm's Report on Internal Control Required by SEC Rule 17a-5(d) of the Securities and Exchange Commission

FIVE MILE CAPITAL SECURITIES LLC

December 31, 2010

PUBLIC